                                                                     EXHIBIT 5.2


                                                  December 20, 2002


PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

Ladies and Gentlemen:

         We have acted as counsel for PepsiCo, Inc., a North Carolina corporation (the "Guarantor"), in connection with the offer (the "Registered Exchange Offer") by Bottling Group, LLC ("Bottling LLC") and the Guarantor to exchange Bottling LLC's 4 5/8% Series B Senior Notes due November 15, 2012 (the "New Notes") for any and all of Bottling LLC's outstanding 4 5/8% Senior Notes due November 15, 2012 (the "Old Notes", and together with the New Notes, the "Notes"). The New Notes will be unsecured senior obligations of Bottling LLC and will be issued pursuant to an Indenture dated as of November 15, 2002 (the "Indenture"), among the Guarantor, Bottling LLC and JPMorgan Chase Bank, as Trustee. Payment of principal of and interest and premium, if any, on the Notes will be unconditionally and irrevocably guaranteed on a senior unsecured basis (the "Guarantee") by the Guarantor, with the Guarantee becoming effective on the Guarantee Commencement Date (as defined in the Indenture), except that, under certain circumstances described in the Indenture, the Guarantee may not become effective or may become effective as to less than all of the principal of and interest and premium, if any, on the Notes. We refer herein to the Guarantee to be endorsed on the New Notes as the "Exchange Guarantee".

         We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public

PepsiCo, Inc.                           2                      December 20, 2002


officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

          The Guarantor is a North Carolina corporation, and Womble Carlyle Sandridge & Rice, PLLC, the Guarantor's special North Carolina counsel, has opined as to certain matters under the laws of the State of North Carolina, including the due authorization of the Exchange Guarantee. For purposes of this opinion, we have assumed the due authorization of the Exchange Guarantee.

         Upon the basis of the foregoing, we are of the opinion that:

                  (i) Assuming the Exchange Guarantee has been duly authorized by the Guarantor, the Exchange Guarantee, when executed, issued and delivered by the Guarantor, and when the New Notes, with the Exchange Guarantee endorsed thereon, are issued, executed and authenticated in accordance with the provisions of the Indenture, and are delivered in the Registered Exchange Offer as contemplated by the Registration Rights Agreement dated November 7, 2002 among the Guarantor, Bottling LLC and the initial purchasers named therein, will constitute the valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, and will be entitled to the benefits of the Indenture, except as such enforceability may be limited by the laws of bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, or similar laws relating to creditors' rights generally, by general principles of equity, or by the discretion of any court before which any proceeding therefor may be brought.

         We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York and the federal laws of the United States of America.

         We hereby consent to the filing of this opinion as an exhibit to the registration statement on Form S-4 (the "Registration Statement") relating to the Registered Exchange Offer. We also consent to the reference to us under the caption "Legal Matters" in the prospectus contained in the Registration Statement.

                                                 Very truly yours,

                                                 /s/ Davis Polk & Wardwell